Angela Hahn Work History

1995-2003 Veterinarian and Sole Proprietor, HomeVet (mobile veterinary business)
2006-present: Designer and Sole Proprietor, Angela Hahn Designs (designer and publisher of knitting patterns)
2018-present: Treasurer, Como Audio, Inc.